April 8, 2024

The Board of Directors
ARC Document Solutions, Inc.
12657 Alcosta Blvd., Suite 200
San Ramon, CA 94583

Dear Members of the Board of Directors:

As you are aware, following our successful IPO and listing on the New York Stock Exchange in 2005, and after an initial period of strong financial growth until the 2008 global financial crisis, ARC Document Solutions, Inc. ("ARC" or the "Company") has since experienced declining operating performance driven by ongoing erosion of its traditional construction print volumes. Interest by the investor community in ARC has not been as active as we had initially hoped. At the same time, we have continued to bear the costs of operating as a public company, burdened with compliance and applicable legal and regulatory requirements, while implementing dividend and share buy-back initiatives to maintain shareholder interest during a time of great uncertainty for our business. I believe that, as a private company, ARC will be best able to make timely decisions and navigate this difficult environment to achieve long-term value and enhance its competitive position in the global marketplace.

Accordingly, I am pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding shares of common stock of ARC that are not already beneficially owned by me or my affiliates on the principal terms and conditions described in this letter in a going-private transaction (the "Transaction").

I believe that the Proposal reflects an extremely attractive value to ARC's shareholders. The Proposal represents a premium of 20.8% to the closing price of ARC's common stock on April 5, 2024, and a premium of 23.1% over the 30-day volume-weighted average price per share of $2.64 as of April 5, 2024. I am confident that I can consummate the Transaction as outlined in this letter.

Below are the key terms of the Proposal:

Buyer: I intend to form an acquisition vehicle for the purpose of pursuing the Transaction. The Transaction will be in the form of a merger of ARC with the acquisition vehicle or a subsidiary thereof. I am interested only in pursuing this Transaction and am not interested in selling my shares of Common Stock of the Company in connection with any alternative change of control transaction involving the Company.

Purchase Price: I propose to acquire all of the outstanding shares of common stock of ARC that are not owned by me or my affiliates for cash consideration of $3.25 per share.

Financing: I expect to finance the Transaction primarily through borrowings under ARC's existing credit facilities, as appropriately amended to reflect the Transaction and ARC's future capital needs. Attached is a letter from U.S. Bank, N.A., with respect to the expected financing of the Transaction. I expect that a definitive commitment for the required amendments to ARC's

existing credit facilities, subject to terms and conditions set forth therein, will be in place when ARC enters into the definitive agreements. Accordingly, there will be no financing condition.

Process: I am prepared to immediately begin negotiating definitive documentation for the Transaction, with the goal of entering into a binding definitive agreement within three to four weeks. These documents will provide for representations, warranties, covenants, and conditions that are typical, customary, and appropriate for transactions of this type. It is my expectation that the Board will appoint a Special Committee of independent and disinterested directors to consider and approve this proposal and make a recommendation to the Board.

Evaluation Period: In light of the familiarity of our debt financing source with ARC and its operations, we are prepared to move very quickly to negotiate a transaction with the Special Committee.

No Binding Commitment: This letter constitutes only a preliminary indication of my interest and does not constitute any binding commitment with respect to the Transaction or any other transaction. No agreement, arrangement, or understanding between me and ARC relating to any proposed transaction will be created unless and until such time as definitive documentation has been executed and delivered by me and ARC and all other appropriate parties.

Due to my obligations under the federal securities laws, I intend to timely file a Schedule 13D with the Securities and Exchange Commission to disclose this Proposal when required by law. I may desire to partner with one or more additional investors to pursue and complete the Transaction. In such an event, prior to forming any such investor consortium, I may request from the Special Committee a limited waiver of the provisions of Section 203 of the Delaware General Corporation Law to proceed with the Transaction.

I will make myself available to answer any questions from the Board as a whole, the Special Committee, or any individual Board member.

I look forward to discussing this Proposal further with the Special Committee and its legal and financial advisors in the very near future.

Sincerely,

Kumarakulasingam Suriyakumar